VIA EDGAR

January 10, 2018

Securities and Exchange Commission

Division of Corporate Finance
100 F Street, N.W., Mail Stop 4628
Washington, D.C. 20549

Attention:	Cecilia Blye Jennifer Hardy

Re:	Sigma Designs, Inc. Form 10-K for the Fiscal Year Ended January 28, 2017 Filed March 30, 2017 File No. 1-32207

Dear Ms. Blye and Ms. Hardy:

On behalf of Sigma Designs, Inc. (the “Company”), we respectfully submit this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated December 19, 2017, with respect to the Company’s Form 10-K for the fiscal year ended January 28, 2017 filed on March 30, 2017 (the “Form 10-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

General

1. We are aware of recent news articles reporting that Samsung Electronics, LG and Huawei are members of the Z-Wave alliance, and which appear to indicate that those companies incorporate your Z-Wave chips and modules in their products. Each of these companies reportedly sells electronics products in Syria and Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements, including through the above alliance partners. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Response:

Upon receipt of the Staff’s comment, the Company conducted a review of its sales to Samsung Electronics, LG and Huawei and its export control practices, both generally as they relate to Sudan and Syria and with respect to Samsung Electronics, LG and Huawei. We advise the Staff that the Company has not during the period covered by the Form 10-K, and does not currently provide, and has no future plans to provide, directly or indirectly, any services, products, information or technologies to Sudan or Syria, their governments or entities they control. The Company has not entered into any agreements or arrangements, directly or indirectly, with Sudan or Syria and has no future plans to enter into any such agreements or arrangements. Moreover, the Company does not maintain any offices or other facilities in Sudan or Syria, has no employees in either of those countries, and has no assets or liabilities associated with activities in either of those countries.

As members of the Z-Wave alliance and as customers, Samsung Electronics, LG and Huawei may incorporate our Z-Wave chips and modules into their Internet of Things (“IoT”) devices to enable advanced home control and automation functionality. If and when purchased, these Z-Wave chips and modules are just one of the many components that Samsung Electronics, LG and Huawei may incorporate into their IoT devices. The Company has no actual control or input over where Samsung Electronics, LG and Huawei sell or send their IoT devices. However, all customers of the Company who bring Z-Wave products into the market, including Samsung Electronics, LG and Huawei, are required to execute the Company’s standard license agreement with the Company in which each customer agrees to comply with applicable U.S. and international export laws and regulations. The standard form of Z-Wave license agreement includes the following provision:

Export Restrictions. COMPANY ACKNOWLEDGES THAT THE LICENSED TECHNOLOGY INCLUDES ENCRYPTION SUBJECT TO UNITED STATES LAWS AND REGULATIONS FOR EXPORT AND REEXPORT PURPOSES. COMPANY MUST COMPLY WITH ALL DOMESTIC AND INTERNATIONAL EXPORT LAWS AND REGULATIONS THAT APPLY TO LICENSED MATERIALS. THESE LAWS INCLUDE RESTRICTIONS ON DESTINATIONS, END USERS, AND END USE.

Membership in the Z-Wave alliance does not automatically mean that members are customers of the Company or volume purchasers of the Company’s Z-Wave products. The Company has only sold Z-Wave products to LGU Plus, the domestic affiliate of LG in Korea. In addition, Huawei has only acquired samples of the Company’s products and has not yet become a volume purchaser of our products. As noted above, the Company does not have any control or input over where its customers and the Z-Wave alliance members sell or send any Company products, but it does subject its customers to export restrictions in its standard license agreements.

The Company is aware of the export controls and economic sanctions regulations applicable to its products, including its Z-Wave chips and modules, and is committed to compliance with such regulations.

* * * * *

If the Staff has any questions or would like to discuss any additional information, we would be pleased to discuss further with you. You may contact Elias N. Nader, the Company’s Chief Financial Officer and Secretary at (408) 957-9847, or Jim Masetti of Pillsbury Winthrop Shaw Pittman LLP, the Company’s legal counsel, at (650) 233-4754.

Very truly yours,

/s/ Elias N. Nader

Elias N. Nader

Chief Financial Officer

cc:	James J. Masetti, Partner Pillsbury Winthrop Shaw Pittman LLP